Filed Pursuant to Rule 433

Registration Statement No. 333-224612

Fortune Brands Home & Security, Inc.

Pricing Term Sheet

$600,000,000 4.000% Senior Notes Due 2023 (the “Notes”)

Issuer:	Fortune Brands Home & Security, Inc.

Securities:	4.000% Senior Notes Due 2023

Size:	$600,000,000

Maturity Date:	September 21, 2023

Coupon:	4.000%

Price to Public:	99.969% of face amount

Yield to Maturity:	4.007%

Spread to Benchmark Treasury:	T+105

Benchmark Treasury:	2.75% due August 31, 2023

Benchmark Treasury Price and Yield:	99-01 3⁄4 / 2.957%

Interest Payment Dates:	March 21 and September 21 of each year, commencing on March 21, 2019

Optional Redemption:	Prior to August 21, 2023, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed or (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the prospectus supplement related to the Notes) plus 20 basis points, plus accrued and unpaid interest on the Notes being redeemed to, but not including, the redemption date.

On and after August 21, 2023, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes being redeemed to, but not including, the redemption date.

Trade Date:	September 19, 2018

Settlement Date:	T+2; September 21, 2018

CUSIP/ISIN:	34964C AC0/US34964CAC01

Ratings*:	Standard & Poor’s: BBB+ Moody’s Investors Service: Baa3 Fitch: BBB

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:

Citizens Capital Markets, Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

MUFG Securities Americas Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Pro Forma Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2018	Fiscal Year Ended December 31, 2017
Pro Forma Ratio of Earnings to Fixed Charges (1)	7.4	9.5

(1)

Sets forth the ratio of earnings to fixed charges on a pro forma basis to reflect the issuance of the notes and the application of the net proceeds therefrom as described in “Use of Proceeds” in the prospectus supplements relating to the notes as of the beginning of the period indicated.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Fortune Brands Home & Security, Inc. on September 19, 2018 relating to its prospectus dated May 2, 2018.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.